FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2009

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Strong first half results from Abbey

London, 29th July 2009

This statement provides a summary of the unaudited business and financial trends for the six months to 30th June 2009. Unless otherwise stated, reference to the bank and other general statements refer to the trading1 results and business flow analysis of the combined businesses of both Abbey (including Bradford & Bingley2 (B&B)) and Alliance & Leicester (A&L) (transferred to Abbey in January 2009) compared to the trading results of Abbey (which includes the pre-acquisition trading results of A&L) for the same period in 2008.

The first half 2009 results of Santander are also released today and can be found on www.santander.com. The results of Abbey, on a Group basis, are included within Santander’s financial statements. Abbey’s interim statutory announcement will be released during the latter part of August.

Key Highlights

•	Further progress in broadening the product range as the bank moves toward its strategic goal of becoming a full service commercial bank.

•	Continuing to support the UK economy with lending growth in residential mortgages and to SMEs (up 13%).

•	On track to open 1 million new current accounts in 2009.

•	More ‘best buy’ mentions than any other UK bank.

•	Integration of Abbey, A&L and B&B fully on track to deliver targeted synergies.

•	Rebrand as Santander on track for 2010 with significant advantages for customers and employees.

•	Another strong financial performance in the toughest of economic environments:

•	Statutory profit before tax up over 30%.

•	Strong revenue growth up over 20%.

•	Further gain in the efficiency ratio continuing to drive the bank further below the market average and bringing it closer to our goal of becoming ‘best in class’.

•	Balance sheet strength underpinned by an improvement in the commercial deposit to loan funding ratio to 76%.

•	A&L Treasury portfolio reduction is on track and more than 23% lower than December 2008, and unsecured lending over 20% lower versus the previous year.

•	Abbey voted ‘Best Bank in the UK’ for the second year running.

António Horta-Osório, Chief Executive of Abbey, said:

"The first half of 2009 has been a very good one for the bank. We have delivered an excellent increase in revenue and profit despite tough market conditions, underpinned by market share gains and growth across all business divisions.  We also continue to support the UK economy with increased lending to homeowners and businesses, demonstrating our progress in becoming a full-service commercial bank."

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Business Review

Overview

Our excellent performance has been delivered in the toughest of economic environments. The strong growth is balanced against controlled costs as we continue to invest in expanding our business and means we have reduced our cost to income ratio to 41% in the second quarter, well below the expected sector average of 50%. This provides us with a significant competitive advantage and one which we have exploited in delivering even better value-for-money products across retail, business and corporate banking.

Business Performance

The combination of our three UK businesses – Abbey, A&L and B&B savings – is a powerful one and our increased distribution across more than 1,300 branches and 20 regional corporate banking centres has seen us deliver a strong uplift in revenues outperforming substantially our peers. Additionally, all three businesses are contributing positively to our profit.

We now have a good balance between the type of products we provide, which has seen us moving away from a reliance on mortgages and savings to offer a broader product range with a growing presence in investments, current accounts, credit cards and insurance. This adds up to a significant increase in new business with new bank account openings of over half a million in the first six months, meaning we are on track to open one million new accounts in 2009.

We continue to support the UK economy with mortgage gross lending year to date of £10.8bn and lending to SME3 businesses up by c.13%.

We have improved our gross lending market share for mortgages to over 16%, which was ahead of stock share, and our continued focus on the quality of new lending based on affordability, robust risk management and concentration on lower LTV lending continues to serve us well. Since September 2006, we have been carefully maintaining a balance between the margin of new business, prudent lending criteria and our market share aspirations. As a result, second quarter provisions are in line with the first quarter of 2009 and arrears on our mortgage book are as expected, reflecting the overall economic climate. In total, the level of properties in possession are down 106 from March 2009 and lower than December 2008, and remain significantly better than industry averages – in part reflecting actions taken to assist customers with affordability problems.

In corporate and business banking we have deliberately taken a cautious view identifying the areas where we would like to develop and grow our business, which are predominantly in the SME sector through our regional centres and to large corporate businesses, where the benefit of true relationship banking can make us the bank of choice in the UK. We are also benefiting from corporate businesses desire to have a multi rather than single-bank relationship.

We have been very successful in attracting retail and corporate deposits of £4.7bn, with balances up 15% on the same period last year. This excellent performance is down to our competitive offers and alignment of products and pricing across the three UK brands, but is also proof UK depositors continue to see our bank as a safe haven for their money.

Our Private Banking and Global Banking and Markets operations have also contributed well with the latter taking advantage of favourable conditions in the financial markets to deliver a strong first-half performance. In addition, we have taken the opportunity to reduce assets in our treasury portfolio to

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

fund our Retail growth. This active funding allocation strategy has allowed us to maintain stable short-term funding requirements throughout the first half of the year.

Integration

The integration of the three businesses is ahead of plan. In just nine months we have completed the migration of more than two million B&B customers and its branches to Partenon, Santander’s global IT platform. The integration of A&L is on track and we expect to transfer A&L’s branches and customers onto Partenon during 2010.

In December 2008, we announced we would reduce our combined workforce by 1,900 in 2009 by removing duplication in head office and central functions. We are on plan to deliver the targeted £180m of cost savings by 2011, as stated at the time of the A&L transaction.

Rebrand

In May we announced our intention to rebrand our UK business as Santander in 2010. Abbey and B&B will be the first to be renamed in early 2010 with A&L expected to follow by the end of the year, once we complete the move to Partenon. This will deliver significant advantage for customers as they will be able to transact in 1,000 branches from early next year, rising to 1,300 with the addition of A&L.

“Best Bank in the UK” - Euromoney awards

For the second year running we have been voted the “Best Bank in the UK” by Euromoney. This is a significant achievement and reflects the progress we have made in the last four years in transforming our business, but equally it is testament to the outstanding contribution everyone of our staff has made in delivering our vision to be the best commercial bank in the UK.

 Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Financial results

Statutory profit before tax up by more than 30% versus H1 ’08. A&L and B&B both contributed positively in the first half.

Trading income

Trading income growth of over 20%, with all business divisions showing growth.

Net interest income was significantly ahead compared to last year largely due to Retail Banking following a significant improvement in mortgage margins both in terms of new lending and retention on standard variable rate and other longer term offers, together with effective management of customer deposit margins. The impact of margin compression continues to be more than offset by a balanced mix of products and proactive hedging strategies. Corporate Banking continued to make good progress with strong growth on both sides of the balance sheet – assets up 3% while deposits have more than doubled. Private Banking results were also ahead of last year as customer deposits continue to grow strongly, in particular through the Cater Allen business.

Non-interest income was slightly below last year, impacted by lower Retail fees from current accounts, a reduction in the volume of mortgage redemptions and lower unsecured lending volumes. This performance was partly offset by a strong performance in investment related income and an excellent first half by Global Banking and Markets, in particular the short-term markets business. Corporate Banking performance was impacted by a fall in money transmission revenues in the A&L business. Private Banking was in line with last year.

Trading expenses

Trading expenses have shown a small increase largely due to the inclusion of B&B related costs following the acquisition last year, partially offset by underlying cost savings. Controlled costs and strong revenue growth have allowed us to deliver a further gain on the efficiency ratio, continuing to drive the bank further below the market average and bringing us closer to our goal of becoming best in class.

Trading provisions

As expected, the provision charge in Q2 was broadly stable compared to the previous two quarters, albeit higher compared to the same period last year. The increase was largely attributable to the residential mortgage and unsecured personal loans portfolios, albeit arrears are tracking to expectations.

A conservative level of coverage has been maintained across the portfolio which, together with the predominantly high quality prime residential portfolio, maintains the bank’s strong position. Collection activities continue to perform well and broadly in line with expectations, with the level of properties in possession staying significantly below the industry benchmark. Early arrears have performed much better than expected and should benefit late arrears in H2.

The stock of properties in possession (PIP) decreased by 106 since March 2009. PIP stock was lower than December 2008 and represented 0.06% of the overall portfolio. In terms of 3 month plus arrears in residential mortgages, the increase to 1.34% (Q1 ‘09 1.13%) was as expected given current market conditions. Performance remains significantly better than the industry based on the most recent CML figures for arrears. The portfolio continues to comprise of prime lending stock with conservative LTV distribution.

 Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Properties in possession in the commercial mortgages portfolio remained stable, increasing by only 7 properties from Q1 ‘09 position of 31 and representing only 0.3% of assets.

Credit quality remained strong, with the average loan to value (LTV) on new business completions in Q2 ‘09 flat at 59% (Q1 ’09 59%, Q4 ‘08: 60%) while indexed stock LTV increased only slightly to 53% (Q1 ‘09 52%, Q4 ‘08: 51%).

 Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Business flows

Main highlights are for the six months to 30th June 2009 (compared to the same period in 2008 unless otherwise stated).

•	commercial loans of £184.3bn grew by c.1% compared to strong commercial deposit growth of c.15% (33.7% including B&B) allowing the bank to improve its commercial funding ratio to 76%;
•

in total, net commercial lending (Retail & Corporate) in the first half was £1.0bn driven by a robust performance in mortgage net lending. The bank’s funding position improved, with net commercial deposit inflows of £4.7bn. This was underpinned by the bank being able to capitalise on market conditions with customers seeking broader banking relationships;

•	the bank continues to grow its lending in the UK residential mortgage / SME markets;
•

gross mortgage lending of £10.8 billion, with an estimated market share of 16.3% which was ahead of the same period last year and ahead of stock share, with continued focus on the quality of new lending based on affordability and lower LTV segments. The average loan to value (LTV) on new business completions in Q2 09 remained flat at 59% (Q1 ’09: 59%, Q4 ‘08: 60%);

•

capital repayments of £8.8 billion, with an estimated market share of 13.6%, were almost half the level of repayments seen in H1 ‘08. This performance was achieved against a market backdrop of heightened competition in low LTV segments, demonstrating effective retention strategies in key segments;

•	net mortgage lending of £2.0 billion exceeded total estimated market net lending as the bank continues to be a consistent lender in difficult times;

 Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

•

savings margins have been impacted by a combination of strong competition, together with historically low interest rates. The bank has mitigated these risks through a balanced mix of products and proactive hedging strategies;

•

net deposit flows of £4.7 billion was underpinned by improved performance from the Corporate and Private Banking businesses. In Retail, the performance was marginally positive, representing a strong performance in increasingly difficult market conditions, benefiting from the alignment of product marketing and pricing strategies across brands. The bank continued to deliver a strong performance in the “Super” range across the brands, as well as delivering focused activities and propositions for bond and bonus period retention. This allowed the expected outflows of negative margin B&B balances to be more than offset;

•

investment sales of £1.8 billion were up 34% compared to last year and continued the growth trend seen throughout 2008. This strong performance has primarily been driven by increased bancassurance advisor coverage across the branch network contributing to the acquisition and management of investment net flows and stock;

•

current account openings increased by over 37% in Abbey, and including A&L openings were up c. 24%, maintaining the trend of previous quarters and ensuring the bank is on track to achieve 1 million openings by year end. The current account is viewed as a key relationship product in the UK and is therefore an area of focus throughout the branch network;

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

•	credit card sales are lower than H1 ‘08, following less emphasis on this product category from Q3 ‘08; and
•

total gross UPL lending decreased by c. 40%, following the same trend as last year as lending continues to focus on existing customers, which make up c. 95% of new Abbey lending. A&L has followed the same reduction strategy and overall UPL stock is down over 20%.

1 Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation expenses and other costs, hedging and certain other mark-to-market variances, and capital and other charges, as detailed in Note 1 a) to the Financial Statements in the 2008 Annual Report.

2 Given the structure of the B&B acquisition, the 2008 comparative results do not include B&B

3 SME lending includes Corporate Bank as well as Commercial Mortgages, but excludes Porterbrook (which was sold in 2008)

4 Includes Retail and Corporate deposits

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 90 million customers and over 14,000 branches. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and sixteen other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) lack of liquidity in funding markets and sources of funding in periods of economic and political crisis; (3) extraordinary governmental actions as a result of current market turmoil, including nationalisation of financial services institutions; (4) the effects of market conditions and extent of economic activity in the UK and other geographical markets; (5) the length and severity of current market turmoil and its impact on credit quality, consumer confidence, market volatility, loan delinquencies and defaults; (6) movements in local and international securities markets, currency exchange rates, and interest rates; (7) changes in consumer spending, saving and borrowing habits in the UK; (8) illiquidity and downward price pressure in UK real estate markets; (9) competitive pressures; (10) technological developments; and (11) changes in the financial position or credit worthiness of our customers, obligors and counterparties; and (12) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Julian Brown	(Investor Relations)	020 7756 4275
Simon Donovan	(Investor Relations)	020 7756 4476

For more information contact:	ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 29 July 2009	By / s / Scott Linsley
(Authorised Signatory)